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SEC Mail Processing Section MAR 26 2021 Washington DC 415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-08193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.E. Powell & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle, Suite 304

(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Vadas Evancho (724)776-7600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly

(Name – *if individual, state last, first, middle name*)

20 Stanwix Street, Suite 800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.E. Powell & Company Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer / Chief Compliance Officer

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Kelly L. Daye, Notary Public
Butler County
My commission expires July 24, 2022
Commission number 1006274
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.E. Powell & Company, Inc.

Table of Contents
December 31, 2020

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholders of E.E. Powell & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E.E. Powell & Company, Inc. (the Company) as of December 31, 2020, and the related notes (collectively referred to as the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 1992.

Pittsburgh, Pennsylvania
March 22, 2021

E.E. Powell & Company, Inc.

Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 65,069
Deposit with Clearing Organization	100,000
Receivable from Clearing Organization	256,433
Prepaid Expenses and Other Assets	16,943
Right-of-Use Asset	37,977
Furniture and Equipment, Net of Accumulated Depreciation of $47,101	13,942
Total Assets	$ 490,364

Liabilities and Stockholders' Equity

Liabilities	
Accrued Payroll and Related Liabilities	$ 98,505
Lease Liability	37,977
Total Liabilities	136,482
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized, 32,191 shares issued and outstanding	321,913
Paid in Capital	31,969
Total Stockholders' Equity	353,882
Total Liabilities and Stockholders' Equity	$ 490,364

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Operations
Year Ended December 31, 2020

Revenues	
Commissions and Fees	$ 924,651
Net Trading Gains	189,061
Mutual Funds – Direct Sales	179,310
Interest and Dividends	749
Total Revenues	1,293,771
Expenses	
Employee Compensation and Benefits	1,062,762
Other Operating	232,507
Occupancy	75,075
Commissions and Clearance Fees	60,758
Communications and Data Processing	13,364
Quotation Services	9,797
Interest	708
Total Expenses	1,454,971
Loss From Operations	(161,200)
Other Income	161,200
Net Income	$ -

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2020

	Common Stock	Paid In Capital	Total
Balance, Beginning of Year	$ 321,913	$ 31,969	$ 353,882
Net Income	-	-	-
Balance, End of Year	$ 321,913	$ 31,969	$ 353,882

See notes to financial statements

Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows From Operating Activities	
Net Income	$ -
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	2,096
Gain on Extinguishment of Debt	(161,200)
Changes in assets and liabilities:	
Receivable from Clearing Organization	(22,097)
Prepaid Expenses and Other Assets	(49,427)
Accrued Payroll and Related Liabilities	72,493
Net Cash Used In Operating Activities	(158,135)
Cash Flows Used In Investing Activities	
Purchase of Furniture and Equipment	(11,992)
Cash Flows From Financing Activities	
Proceeds from Long-term Debt Borrowings	161,200
Decrease in Cash	(8,927)
Cash, Beginning of Year	73,996
Cash, End of Year	$ 65,069
Supplemental Disclosure Of Cash Flow Information	
Interest Paid	$ 708

See notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements as of December 31, 2020.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

Substantially all revenue is generated through commissions earned for executing trades for clients. The securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. There is no material difference between settlement date and trade date. Trading gains are recognized when the underlying securities are sold to the customers while the management fees are billed in advance by the Company at the beginning of each quarter in accordance with the signed agreement with the customers. Interest and dividends are recorded on the accrual basis.

Disaggregated Revenue

Revenue Stream	Income Statement Classification	Total Revenue
Commissions	Commissions and sales credits	$ 707,442
Management Fees	Fees	217,209
Trading gains	Net trading gains	189,061
Mutual funds – direct sales	Mutual funds – direct sales	179,310
Interest and dividends	Interest and dividends	749
Total revenue		$ 1,293,771

Receivable from Clearing Organization

Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation and amortization expense is recorded using the straight-line method over the estimated useful lives of the assets or lease term, if shorter, generally ranging from three to seven years. Depreciation expense was $2,096 for the year ended December 31, 2020.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2020.

The Company is a C corporation and is subject to federal income tax and state income taxes in Pennsylvania. The Company's Federal and Pennsylvania State tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. The federal tax returns for the years ended December 31, 2017, 2018 and 2019 remain subject to

examination by the IRS. The tax returns for the years ended December 31, 2017, 2018 and 2019 for Pennsylvania also remain subject to examination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2020.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2020 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued, noting none.

2. Income Taxes

The Company files a federal income tax return, and a state corporate income tax return is filed in Pennsylvania. There are currently no pending U.S. federal or state income tax examinations.

Federal and state income taxes are calculated on pre-tax earnings adjusted for non-deductible expenses and book versus tax depreciation and other differences.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Differences are primarily attributable to depreciation and amortization of assets along with net operating losses. The Company uses accounting methods that recognize tax depreciation sooner than it is recognized for financial statement reporting. As a result, the net value of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. This liability has been offset by a deferred tax asset consisting of net operating loss carryforwards. As of December 31, 2020, the Company had approximately $30,100 in net federal deferred tax assets and $15,900 in net state deferred tax assets. Management has recorded a valuation allowance of approximately $46, 000 to offset this potential tax benefit.

Net operating loss carryforwards can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. As of December 31, 2020, the Company has federal and state income tax net operating loss (NOL) carryforwards of approximately $172,000.

3. Line of Credit

The Company has a line of credit with a bank available for borrowings up to $100,000 at the prime rate plus 0.5%. No amounts were outstanding on the line of credit at December 31, 2020.

4. Operating Lease

The Company has an operating lease for office space that expires in July 2021. Rent expense was $73,538 for the year ended December 31, 2020. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2020 are as follows:

Year Ending December 31:	
2021	$ 37,977
Total	$ 37,977

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $322,997 at December 31, 2020, which was $72,997 in excess of its required net capital of $250,000. The Company's net capital ratio was .30 to 1 at December 31, 2020.

6. Paycheck Protection Program

On May 5, 2020, the Company received loan proceeds in the amount of $161,200 under the Paycheck Protection Program ("PPP") which was established as part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act and is administered through the Small Business Administration ("SBA"). The PPP provides loans to qualifying businesses in amounts up to 2.5 times their average monthly payroll expenses and was designed to provide a direct financial incentive for qualifying businesses to keep their workforce employed during the Coronavirus crisis. PPP loans are uncollateralized and guaranteed by the SBA and are forgivable after a "covered period" (eight or twenty-four weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible expenses, including payroll, benefits, mortgage interest, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries and wages more than 25% during the covered period. Any unforgiven portion is payable over 2 years if issued before, or 5 years if issued after, June 5, 2020 at an interest rate of 1% with payments deferred until the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for forgiveness, ten months after the end of the covered period. PPP loan terms provide for customary events of default, including payment defaults, breaches of representations and warranties, and insolvency events and may be

accelerated upon the occurrence of one or more of these events of default. Additionally, PPP loan terms do not include prepayment penalties.

The Company met the PPP's loan forgiveness requirements, and therefore, applied for forgiveness during April of 2020. Legal release was received during November of 2020, therefore, the Company recorded forgiveness income of $161,200 within the other income section of its statement of operations for the year ended December 31, 2020.

The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

7. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. Retirement Plan

The Company sponsors a Simple IRA plan. Company contributions were $25,070 for the year ended December 31, 2020.

9. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements.

10. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2020; consequently the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Creditors.